EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

November 21, 2025

Dear HarbourVest Private Investments Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by HarbourVest Private Investments Fund (the “Fund”). If you are not interested in having the Fund repurchase your shares or a portion of your shares in the Fund (“Shares”) valued as of December 31, 2025, please disregard this notice and take no action.

The tender offer period will begin on November 21, 2025 and will end at 11:59 p.m., Eastern Time, on December 19, 2025, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to shareholders of the Fund that hold Shares. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender your Shares or a portion of your Shares for repurchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by State Street Bank and Trust Company (“State Street”) no later than December 19, 2025. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender all or a portion of your Shares, you should complete, sign and either mail or otherwise deliver the Letter of Transmittal to: HarbourVest Private Investments Fund c/o State Street Transfer Agency, 1776 Heritage Drive, Mailstop JAB0340, North Quincy, MA 02171 or by e-mailing harbourvestta_inq@statestreet.com so that it is received before 11:59 p.m., Eastern Time, on December 19, 2025.

If you would like to tender all or a portion of your Shares, and your Shares are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. You may be charged a transaction fee for this service by your Financial Intermediary. Please consider any processing time that may be needed prior to the Offer Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed tender request materials from its clients. If you invest in the Fund through a Financial Intermediary, please allow for additional processing time as the Letter of Transmittal must ultimately be received by State Street no later than 11:59 p.m., Eastern Time, on December 19, 2025.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or contact your Financial Intermediary.

Sincerely,

HarbourVest Private Investments Fund